                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


     (Mark One)

        [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      For the year ended December 31, 2003

                                       OR


        [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                        Commission File Number 001-09120

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

                      THRIFT AND TAX-DEFERRED SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

                                  80 PARK PLAZA

                            NEWARK, NEW JERSEY 07102

                         MAILING ADDRESS: P.O. Box 1171

                          NEWARK, NEW JERSEY 07101-1171

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT AND TAX-DEFERRED SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                              Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                          3

FINANCIAL STATEMENTS
     Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002                            4

     Statement of Changes in Net Assets Available for Benefits for the Year Ended
         December 31, 2003                                                                                       5

NOTES TO FINANCIAL STATEMENTS
     As of December 31, 2003 and 2002 and for the Year Ended December 31, 2003                                  6-13

SIGNATURES                                                                                                       14

EXHIBIT INDEX                                                                                                    15


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Trustees and Participants of the Thrift and Tax-Deferred Savings Plan of Public Service Enterprise Group Incorporated:


We have audited the accompanying statements of net assets available for benefits of the Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP
Parsippany, New Jersey
June 23, 2004

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT AND TAX-DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------



                                                                       As of December 31,
                                                                    ---------------------------
                                                                       2003          2002
                                                                       ----          ----
ASSETS
Investments, at Fair Value-
     Plan Interest in Master Employee Benefit Plan Trust (Note 3)   $782,740,790   $647,126,221

Receivables:
Deposits and Contributions - Employees                                 1,790,858      1,387,863
Deposits and Contributions - Employer                                    582,543        452,689
Due from Broker for Securities Sold                                    1,786,918        242,460
Interest and Dividends                                                       584          1,694
                                                                    ------------   ------------
          Total Receivables                                            4,160,903      2,084,706
                                                                    ------------   ------------
          Total Assets                                               786,901,693    649,210,927
                                                                    ------------   ------------

LIABILITIES
Due to Broker for Securities Purchased                                 2,161,043         40,989
Accounts Payable                                                         672,594        395,992
Accrued Expenses                                                         544,756        356,662
                                                                    ------------   ------------
          Total Liabilities                                            3,378,393        793,643
                                                                    ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                                   $783,523,300   $648,417,284
                                                                    ============   ============





See Notes to Financial Statements.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT AND TAX-DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------


ADDITIONS
Net Investment Income
Plan Interest in Master Employee Benefit Plan Trust (Note 3)        $120,131,953


Deposits and Contributions
Employees                                                             37,819,040
Employer                                                              12,880,381
                                                                    ------------
         Total Deposits and Contributions                             50,699,421

Transfer from Employee Savings Plan--Net                               1,479,256
                                                                    ------------

         Total Additions                                             172,310,630
                                                                    ------------

DEDUCTIONS
Benefit Payments to Participants                                      36,084,004
Administrative Expenses                                                1,120,610
                                                                    ------------
         Total Deductions                                             37,204,614
                                                                    ------------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                        135,106,016

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of Year                                                648,417,284
                                                                    ------------

    End of Year                                                     $783,523,300
                                                                    ============



See Notes to Financial Statements.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT AND TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

General

The following description of the Public Service Enterprise Group Incorporated (Company) Thrift and Tax-Deferred Savings Plan (Plan) is provided for general information purposes only. Participants (any person who has an interest in the Trust Fund) should refer to the Plan Document for more complete information.

The Plan is a defined contribution plan covering substantially all non-bargaining unit employees of the Company and its Participating Affiliates (each, an Employer). The Company's Employee Benefits Committee is the Named Fiduciary of the Plan and controls and manages its operation and administration. Until September 30, 2003, Deutsche Bank Trust Company Americas served as the Trustee of the Plan. The Bank of New York became the Trustee of the Plan effective October 1, 2003 (each a Trustee and, collectively, the Trustees). Hewitt Associates is the record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The majority of the Plan's investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Employee Benefit Trust (the Master Trust), a master trust established by the Company and administered by the Trustee.

During 2002, through a subsidiary, the Company acquired Wisvest Connecticut LLC. As a result of this transaction, the savings plan of the acquired company was merged with and into the Plan and the Public Service Enterprise Group Incorporated Employee Savings Plan (Savings Plan), effective December 31, 2002, and Participant account balances of $4,223,854 were transferred into the Plan as of December 31, 2002. The Plan was amended and restated effective December 31, 2002 to reflect the Wisvest acquisition and the immediate vesting of all Employer Contributions.

Contributions

Each year, Participants may contribute from 1% to 8% of their annual compensation, as defined in the Plan, subject to certain Internal Revenue Code
(IRC) limitations (Basic Deposits). The Participant's Employer contributes 50% of this Basic Deposit amount as its matching contribution to the Plan (Employer Contributions). A Participant's Employer begins matching contributions when that Participant has completed one Year of Service, as defined in the Plan, with his/her Employer. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Prior to February 1, 2002, Employer Contributions in excess of 6% and up to 8% of compensation were made in shares of the Company's Common Stock, and were not available for transfer to any other investment fund or withdrawal from the Plan prior to the Participant's termination of employment. Effective March 1, 2002, Employer Contributions are made in cash and invested according to the Participant's then current investment election and all shares of Company Stock held in a Participant's account are eligible for transfer to any other investment fund, except the Employee Stock Ownership Plan Fund (ESOP Fund).

In addition, a Participant may elect to make supplemental deposits to the Plan in increments of 1% of compensation up to an additional 42% of compensation (Supplemental Deposits), subject to certain IRC limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as post-income tax contributions (Nondeferred Deposits) or pre-income tax contributions (Deferred Deposits).

Each Participant may, within any Plan Year, make one or more additional lump sum deposits on a nondeferred basis in minimum amounts of $250 and in such total amounts which, when aggregated with such Participant's Basic Deposits and Supplemental Deposits, do not exceed 50% of his or her compensation for that Plan Year and subject to the limitations of the IRC.

Participant Accounts

Individual accounts are maintained for each Plan Participant. Each Participant's account is credited with the Participant's contributions and allocations of (a) the Employer's contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant or beneficiary is entitled upon death, disability or retirement, as applicable, is the benefit that can be provided from the Participant's vested account.

ESOP Fund Participants receive quarterly payments directly from the Trustees equal to the dividends paid to the Trustees on the shares of the Company's Common Stock held for their account in the ESOP Fund.

Participants who have elected to participate in the Company's Common Stock Fund may elect to have the dividends on the shares of the Common Stock paid directly to the Participant (or beneficiary) in cash or paid to the Participant's account, which will then be reinvested in the Company's Common Stock Fund. These provisions are not applicable with respect to Company Common Stock held in a Participant's Frozen ESOP Account.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of $50,000 reduced by the highest outstanding loan balance during the past twelve months, whichever is less. The loans are secured by the balance in the Participant's account and bear interest at rates commensurate with local prevailing rates. Principal and interest is paid ratably through payroll deductions. During 2003, the rate of interest on loans granted to Participants was 4.25% until June 30, 2003 and 4.00% effective July 1, 2003. During 2002, the rate of interest on loans granted to Participants was 4.75%.

No amounts may be loaned directly from any ESOP Fund, from any portion of a Participant's Savings Account attributable to transfers from the Cash Balance Plan of Public Service Enterprise Group Incorporated (Cash Balance Plan) or from assets held in the Schwab Personal Choice Retirement Account (PCRA) Fund. No Participant may have more than two loans outstanding at any time.

Payment of Benefits

On termination of service due to retirement, a Participant may elect to receive an amount equal to the value of the Participant's vested interest in his or her account in either a lump-sum amount, or in quarterly or annual installments over a ten-year period. If a Participant's account balance is less than $5,000 at the time of termination, the Participant will receive an automatic lump-sum payment for the entire account balance. For termination due to death, the Participant's beneficiary will receive lump-sum distribution equal to the value of the Participant's vested interest in his or her account.

Forfeitures

Any nonvested portion of the Participant's account, determined as of the date of severance from employment, shall be forfeited and shall be applied thereafter to reduce a subsequent contribution or contributions of the Employer as provided in the Plan. If such former Participant is rehired and remains employed by an Employer at the end of the fifth Plan Year after the Plan Year in which such severance occurred, then such nonvested portion of the Participant's Account shall be reinstated by the Employer and the Participant's right thereto shall be determined as if the Participant had not terminated employment, provided that the Participant repays to the Plan the amount of any distribution paid to him or her on account of the severance from employment. For the years ended December 31, 2003 and 2002, forfeitures amounted to $153,377 and $194,090, respectively.

Vesting

Except for amounts transferred from the Cash Balance Plan into the Plan, Employer Contributions to a Participant's Thrift Account are fully vested. Amounts transferred from the Cash Balance Plan follow the Cash Balance Plan vesting regulations and vest upon the earliest of a Participant's completion of five years of service with an Employer, attainment of age 65 or approval for benefits under a Company long-term disability plan. All amounts credited to a Participant's ESOP Fund are fully vested.

Penalties Upon Withdrawal

If a Participant withdraws vested Employer Contributions and/or Deposits before they have been in the Plan for twenty-four months, such Participant will lose the matching Employer Contributions on Deposits made during the subsequent three months. Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan's record keeper. Nondeferred Deposits may be withdrawn at any time, but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59-1/2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC (hardship withdrawals). Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment options. The mutual funds invest in various securities including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the financial statements.

Reclassifications

Certain reclassifications of amounts reported in the prior period have been made to conform with the current year presentation.

Investment Valuation and Income Recognition (Master Trust Fund)

The investments in the Master Trust are stated at fair value except for its benefit-responsive investment contracts within the Stable Value Fund, which are recorded at contract value, which approximates fair value. The Plan's investments in the guaranteed annuity contracts of the Stable Value Fund are with various insurance companies and other financial institutions, and are recorded at contract value, which approximates fair value, and are calculated as cost plus accumulated interest less withdrawals. Quoted market prices are used to value all other investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Short-Term Investments are stated at cost, which approximates fair market value. Dividend income is recorded on the ex-dividend date. The loans to Participants are valued at outstanding principal balance plus accrued interest, which approximates fair value.

Investment gains and losses from securities transactions are computed using an adjusted cost basis as prescribed by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure.

Payment of Benefits

Benefit payments to Participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $556,070 and $286,795 as of December 31, 2003 and 2002, respectively.

Administrative Expenses of Plan

All expenses incurred for the administration of the Plan, including taxes and brokerage costs, are deducted from the Master Trust Fund.

Transfers of the ESOP Fund to Thrift Account

Participants are permitted to transfer all, but not less than all, of the shares of the Company's Common Stock from their ESOP Fund to their Thrift Accounts. To affect such transfers, the Trustee will sell the shares of the Company's Common Stock held in the ESOP Fund and invest the proceeds in the Thrift Account Investment Funds designated by the Participant. The cash value of each share of the Company's Common Stock transferred will be equal to the price per share of the Company's Common Stock actually received by the Trustee. Any such transfer is treated as a rollover contribution.

3. INVESTMENT OF THE PLAN AND SAVINGS PLAN IN THE MASTER TRUST

Certain of the Plan's investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of the Savings Plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the respective participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. As of December 31, 2003 and 2002, the Plan's interests in such assets of the Master Trust were approximately 60% and 61%, respectively.


                                                              As of December 31,
                                                        -------------------------------
                                                            2003             2002
                                                            ----             ----

Investments at Fair Value:
    Participant Loans                                      $32,754,824      $32,248,249
    Cash and Cash Equivalents                               13,739,844       35,714,345
    Common Stock of
         Public Service Enterprise Group Incorporated      164,431,925      131,765,788
    Mutual Funds                                           564,442,202      386,914,157
    Guaranteed Investment Contracts (GICs)                 496,907,855      449,586,297
    Schwab PCRA Fund (a)                                    33,064,452       20,363,052
                                                        --------------   --------------
         Total Investments                              $1,305,341,102   $1,056,591,888
                                                        ==============   ==============



                                                                                    For the
                                                                                   Year Ended
                                                                                December 31, 2003
                                                                                -----------------
Investment Income:
    Net Appreciation in Fair Value of Mutual Funds                                $117,296,643
    Net Appreciation in Fair Value of Common Stock
         of Public Service Enterprise Group Incorporated                            44,725,804
    Net Appreciation in Fair Value of Schwab PCRA Fund (a)                           8,278,691
    Interest on Participant Loans                                                    1,896,476
    Interest from Mutual Funds                                                         237,114
    Interest from Enterprise Common Stock Funds                                      2,106,954
    Interest from GICs                                                              20,114,944
    Dividends from Common Stock of Public Service Enterprise Group Incorporated      8,629,026
                                                                                  ------------
         Total Investment Income, Net                                             $203,285,652
                                                                                  ============


----------

(a) Amounts primarily relate to equity investments in stocks and through mutual funds. The net appreciation in fair value is primarily comprised of realized/unrealized gains or losses and dividends earned on these equity investments.

The Master Trust includes the following GICs in the Stable Value Fund as of December 31, 2003 and 2002:

A. Thrift Account Investment Funds

Assets of the Stable Value Funds

The assets of the Stable Value Fund are primarily invested in Traditional GICs or Synthetic GICs with additional investments in the Trustee's Short-Term Investment Fund. All GIC contract values approximate fair values. As of December 31, 2003, the Stable Value Fund was comprised of the following:


                      Issuer                         Type           Expiration        Effective Rate    Contract Value
    -------------------------------------------- ------------- ---------------------- ---------------- ------------------
    Prudential Life Insurance Company            Traditional     November 30, 2005         6.99%             $ 6,151,902
    Bank of America (A)                           Synthetic         Open-Ended             4.02%              59,944,907
    ING Life Insurance & Annuity Co. (A)          Synthetic         Open-Ended             3.64%              58,583,201
    John Hancock                                  Synthetic         Open-Ended             5.75%               6,993,905
    JP Morgan Chase (A)                           Synthetic         Open-Ended             4.56%              26,930,359
    Metropolitan Life (A)                         Synthetic         Open-Ended             4.24%              90,397,961
    Monumental Life (A)                           Synthetic         Open-Ended             4.18%              90,407,621
    Rabobank Nederland (A)                        Synthetic         Open-Ended             5.49%              74,816,248
    State Street Bank and Trust Company           Synthetic         Open-Ended             4.03%              20,870,755
    UBS AG (A)                                    Synthetic         Open-Ended             5.21%              61,810,996
                                                                                                            ------------
              Total GICs                                                                                     496,907,855
    Investment in Bank of New York Short-Term Investment Fund                              0.99%              12,383,797
                                                                                                            ------------
              Total Stable Value Fund                                                                       $509,291,652
                                                                                                            =============


----------
  (A) Managed by INVESCO Institutional, Inc.

As of December 31, 2002, the Stable Value Fund was comprised of the following:


                      Issuer                         Type           Expiration        Effective Rate    Contract Value
    -------------------------------------------- ------------- ---------------------- ---------------- ------------------
    Prudential Life Insurance Company            Traditional     November 30, 2005         6.99%             $ 5,749,978
    Caisse des Depots                             Synthetic      February 3, 2003          2.89%               3,013,847
    Bank of America (A)                           Synthetic         Open-Ended             5.69%              25,453,497
    Bank of America (B)                           Synthetic         Open-Ended             4.31%              34,948,401
    Bank of America (B)                           Synthetic         Open-Ended             4.94%              32,412,641
    Continental Assurance Company (B)             Synthetic         Open-Ended             4.94%               6,451,015
    ING Life Insurance & Annuity Co. (B)          Synthetic         Open-Ended             2.44%              18,059,082
    Allstate Life Insurance Company               Synthetic         Open-Ended             5.54%              47,559,808
    State Street Bank and Trust Company           Synthetic         Open-Ended             4.63%              58,362,324
    John Hancock                                  Synthetic         Open-Ended             5.62%              10,234,630
    Monumental Life                               Synthetic         Open-Ended             5.89%              56,631,169
    JP Morgan Chase (B)                           Synthetic         Open-Ended             4.25%              51,136,404
    JP Morgan Chase (B)                           Synthetic         Open-Ended             4.81%              27,812,585
    JP Morgan Chase (A)                           Synthetic         Open-Ended             6.71%              21,987,438
    UBS AG                                        Synthetic         Open-Ended             6.45%              49,773,478
                                                                                                            -------------
              Total GICs                                                                                     449,586,297
    Investment in Bank of New York Short-Term Investment Fund                              1.36%              19,501,795
                                                                                                            -------------
              Total Stable Value Fund                                                                       $469,088,092
                                                                                                            =============

----------
  (A) Managed by PIMCO Investment Management Company
  (B) Managed by INVESCO Institutional, Inc.

Assets of the Enterprise Common Stock Fund

The assets of the Enterprise Common Stock Fund are invested in the Company's Common Stock.

B. ESOP Fund

During 2003 and 2002, no contributions to or transfers into the ESOP Fund were permitted.

C. Schwab PCRA Fund

The Schwab PCRA Fund is a self-directed brokerage account in which Participants can select and manage a wide selection of investments including mutual funds, stocks and bonds. Deposits into the Schwab PCRA Fund must come from balances transferred from the other options in the Plan. Participants may transfer up to 100% of their account balance, less $500 to pay for certain fees, to the Schwab PCRA Fund.

4. NON-PARTICIPANT DIRECTED INVESTMENTS

As stated previously, prior to March 1, 2002, Employer Contributions for Participants with respect to Basic Deposits in excess of 6% and up to 8% of compensation were made in shares of the Company's Common Stock into the Enterprise Common Stock Fund and were not available for transfer to any other Investment Fund or withdrawal from the Plan prior to the Participant's termination of employment. Information about the net assets and the significant components of the changes in net assets relating to the Plan's interest in the Enterprise Common Stock Fund is as follows:


                                                                                   As of December 31,
                                                                               --------------------------
                                                                               2003                  2002
                                                                               ----                  ----
Net Assets:
     Enterprise Common Stock Fund                                             $ 82,346,841          $ 70,715,733
                                                                              ============          ============


                                                                               For the Year
                                                                                 Ended
                                                                               December 31,
                                                                                  2003
                                                                               -----------
Changes in Net Assets:
     Deposits and Contributions                                                $ 4,500,456
     Dividends and Interest                                                      5,453,956
     Net Appreciation                                                           23,332,514
     Benefits Paid to Participants                                              (3,612,829)
     Forfeitures                                                                   (14,172)
     Loan Repayments                                                               864,373
     Loans to Participants                                                      (1,062,051)
     Administrative Expenses                                                      (116,692)
     Transfers from Participant-Directed Investments                           (17,714,447)
                                                                              ------------
Total Net Change                                                              $ 11,631,108
                                                                              ============

                    NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

5. FEDERAL INCOME TAX STATUS

The Internal Review Service has determined and informed the Company by letter dated May 25, 2004 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since the issuance of the determination letter; however, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. RELATED-PARTY TRANSACTIONS

Certain Plan investments are in the Company's Common Stock. As the Company is the Plan Sponsor, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of the Company (who may also be Participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from ERISA's rules on prohibited transactions.

As of December 31, 2003 and 2002, the Master Trust held 9,762,984 and 10,924,899 shares, respectively, of the Common Stock of Public Service Enterprise Group Incorporated, the sponsoring employer stock, in Mutual Funds, with a market value per unit of $15.52 and $11.48, respectively.

As of December 31, 2003 and 2002, the Master Trust held 291,315 and 308,532 shares, respectively, of the Common Stock of Public Service Enterprise Group Incorporated, the sponsoring employer stock, in the ESOP Fund, with a market value per share of $43.80 and $32.10, respectively.

For the year ended December 31, 2003, the Master Trust recorded dividend income of approximately $9 million from the Common Stock of Public Service Enterprise Group Incorporated.

7. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all Participants would become 100 percent vested in their account.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                  Public Service Enterprise Group Incorporated
                  Employee Thrift and Tax-Deferred Savings Plan
                                 (Name of Plan)


                 By:           /s/ Margaret M. Pego
                 --------------------------------------------------
                                Margaret M. Pego
                             Chairperson of Employee
                               Benefits Committee



Date: June 25, 2004

                                 EXHIBIT INDEX

Exhibit Number
--------------
       99              Consent of Independent Registered Public Accounting Firm






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